U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 20, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Cushing Mutual Funds Trust (the “Trust”)
Securities Act Registration No: 333-220520
Investment Company Act Registration No: 811-23293
Cushing Small Cap Growth Fund (S000067034)

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, the Corporation hereby submits Post-Effective Amendment No. 10 to the Corporation’s Registration Statement for the purpose of making revisions to the Fund’s non-fundamental investment policies and to change the name of the current series, the Cushing® Small Cap Growth Fund, to the Cushing® SMID Growth Focused Fund. Pursuant to Rule 485(a)(1), the Trust anticipates that this filing will be effective sixty (60) days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

Please direct any inquiries regarding this filing to Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0641. Thank you for your assistance with respect to this matter.

Sincerely,

/s/ Alia M. Vasquez

Alia M. Vasquez
for U.S. Bank Global Fund Services

Enclosures